Ballard Power Systems Inc.

News Release

U.S. Government Report Concludes Fuel Cell Solutions Support DoD Energy Strategy

For Immediate Release – November 8, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) commends the U.S. Department of Defense (DoD) on the recent publication of a groundbreaking study assessing the capability of fuel cells to support DoD’s power requirements in the near-term.

“Beyond Demonstration: The Role of Fuel Cells in DoD’s Energy Strategy” validates the technological and commercial progress made to date by developers of fuel cell technology, and recommends that the Department of Defense proactively evaluate and acquire fuel cell systems for a range of applications. The complete report, which was sponsored by the Defense Logistics Agency (DLA), is available at www.dlafuelcells.org/library.

Ballard has also prepared a White Paper entitled “Fuel Cell Solutions to Meet the U.S. DoD’s Energy Strategy”, which offers a perspective on the DLA-sponsored report and addresses Ballard’s commercial solutions and demonstration capability that can effectively address many Department of Defense technology requirements. The Ballard White Paper can be downloaded at www.ballard.com/white—paper.aspx.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including anticipated customer requirements. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com